UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   FCB Financial Corp.
   108 West Wisconsin Avenue
   Neenah, Wisconsin 54956
   USA

2. Date of Event Requiring Statement (Month/Day/Year)

   11/13/96

3. IRS or Social Security Number of Reporting Person (Voluntary)

   39-1760287

4. Issuer Name and Ticker or Trading Symbol

   OSB Financial Corp. (OSBF)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


6. If Amendment, Date of Original (Month/Day/Year)



7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person
_____________________________________________________________________________

 Table I -- Non-Derivative Securities Beneficially Owned
_____________________________________________________________________________

1. Title of Security



2. Amount of Securities Beneficially Owned



3. Ownership Form:
   Direct(D) or Indirect(I)



4. Nature of Indirect Beneficial Ownership


_______________________________________________________________________________

 Table II -- Derivative Securitites Beneficially Owned
_______________________________________________________________________________

1. Title of Derivative Security

   Stock Option (right to buy)

2. Date Exercisable and Expiration Date
   (Month/Day/Year)

     Date Exercisable         Expiration Date
     ----------------         ---------------

         (1)                         (2)

3. Title and Amount of Underlying Securities

     Title                    Amount or Number of Shares
     -----                    --------------------------

   Common Stock                   230,866

4. Conversion or exercise price of derivative Security

   $24.375

5. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)

     D

6. Nature of Indirect Beneficial Ownership



Explanation of Responses:

(1) The option may be exercised under certain circumstances set forth in the Agreement and Plan of Merger, dated as of November 13, 1996, between FCB Financial Corp. and OSB Financial Corp. (the "Merger Agreement"), if the Merger Agreement becomes terminable. The Merger Agreement is filed as
     Exhibit 2.1 to the FCB Financial Corp. Form 8-K dated November 13, 1996 (the "FCB Form 8-K").

(2) The option will terminate under certain circumstances upon the termination of the Merger Agreement or upon the occurrence of certain other events set forth in the Stock Option and Trigger Payment Agreement, dated as of November 13, 1996, between OSB Financial Corp. and FCB Financial Corp., which option agreement is filed as Exhibit 2.3 to the FCB Form 8-K.

SIGNATURE OF REPORTING PERSON

FCB FINANCIAL CORP.

By: /s/ Phillip J. Schoofs
   Phillip J. Schoofs
   Vice President and Treasurer

DATE

11/22/96